UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 5, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated March 5, 2013 entitled:

“NXP Announces Upsizing and Pricing of Senior Unsecured Notes Offering”.

Exhibits

1.	Press release dated March 5, 2013 entitled: “NXP Announces Upsizing and Pricing of Senior Unsecured Notes Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 5th day of March 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

NOT FOR DISTRIBUTION IN ITALY

NXP Announces Upsizing and Pricing of Senior Unsecured Notes Offering

Eindhoven, the Netherlands, March 5, 2013. NXP Semiconductors N.V. (NASDAQ: NXPI) (together with its subsidiaries, “NXP”) announced today the upsizing of the previously announced offering by its subsidiaries NXP B.V. and NXP Funding LLC of USD 300 million to an offering of USD 500 million aggregate principal amount of senior notes due 2023 (“Unsecured Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and also announced the pricing of the offering. The Unsecured Notes will be structurally subordinated to the liabilities, including trade payables, of NXP’s subsidiaries that have not guaranteed the Unsecured Notes. In addition, the Unsecured Notes will be effectively subordinated to all secured debt of the issuers and the guarantors, to the extent of the value of the assets securing such debt. The sale of the Unsecured Notes is expected to close on or around March 12, 2013.

The Unsecured Notes will bear interest at 5.75% per annum and will mature on March 15, 2023. Interest on the Unsecured Notes will be payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2013.

NXP intends to use the net proceeds of the offering to repay amounts outstanding under its Term Loan B that it entered into on February 16, 2012, and thereby decrease the amount of variable rate debt in its capital structure.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. NXP is a global semiconductor company with operations in more than 25 countries.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Pieter van Nuenen

pieter.van.nuenen@nxp.com

+31 (0)40 272 53 98

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